UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Precision Auto Care, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74-18R915

(CUSIP Number)

February 3, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74-18R915

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Falcon Solutions Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,520,421

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,520,421

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,520,421

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Desarollo Integrado, S. A. de C. V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,351,600

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,351,600

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,351,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer
Precision Auto Care, Inc.
	(b)	Address of Issuer’s Principal Executive Offices
The issuer’s business address is 748 Miller Drive, S.E., Leesburg, Virginia 20175.
Item 2.
	(a)	Name of Person Filing
Falcon Solutions Limited and Desarollo Integrado, S.A. de C.V. Attached as Exhibit 1 is a copy of an agreement between the reporting persons with respect to the joint filing of this Schedule 13G.
	(b)	Address of Principal Business Office or, if none, Residence

The business address for Falcon Solutions Limited is 2, Harbormaster Place, Custom House Dock, Dublin 1, Ireland and for Desarollo Integrado, S.A. de C.V. is Blvd. Diaz Ordaz #200, Col. Santa Maria, Monterrey, N.L. CP 64650 Mexico.

	(c)	Citizenship
Falcon Solution Limited is organized under the laws of Ireland and Desarollo Integrado, S. A. de C. V. is organized under the laws of Mexico.
	(d)	Title of Class of Securities
Common Stock
	(e)	CUSIP Number
74-18R915
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		Falcon Solutions Limited.			1,520,421
		Desarollo Integrado, S. A. de C. V.			3,351,600
	(b)	Percent of class:
		Falcon Solutions Limited			7.9%
		Desarollo Integrado, S. A. de C. V.			17.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
			Falcon Solutions Limited	1,520,421
			Desarollo Integrado, S.A. de C.V.	3,351,600
		(ii)	Shared power to vote or to direct the vote
			Falcon Solutions Limited	0
			Desarollo Integrado, S.A. de C.V.	0
		(iii)	Sole power to dispose or to direct the disposition of
			Falcon Solutions Limited	1,520,421
			Desarollo Integrado, S.A. de C.V.	3,351,600
		(iv)	Shared power to dispose or to direct the disposition of
			Falcon Solutions Limited	0
			Desarollo Integrado, S.A. de C.V.	0
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group

Falcon Solutions Limited and Desarollo Integrado, S.A. de C.V. are corporations under common control. This form is being filed on their behalf because they could be deemed to be a group for purposes of this form even though there is no agreement between them with respect to the purchase, sale or retention of Precision Auto Care, Inc. Common Stock.

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

FALCON SOLUTIONS LIMITED

By:	/s/ Gonzalo Lacalle *
Name:	Gonzalo Lacalle
Title:	Director

By:	/s/ Mariano Scola *
Name:	Mariano Scola
Title:	Director

DESAROLLO INTEGRADO, S.A. de C.V.

By:	/s/ Mauricio Zambrano Villarreal *
Name:	Mauricio Zambrano Villarreal
Title:	Managing Director

*By:	/s/ Everett F. Casey
Everett F. Casey as attorney-in-
fact pursuant to Power of Attorney
attached hereto as Exhibit 2